Pro Football Soccer Enterprise
(the "Company")
a Wyoming Profit Corporation

Financial Statements with an Independent Auditor's Report

Year Ended December 31, 2024
(Inception)

Table of Contents





www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Pro Football Soccer Enterprise, Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 204 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error

Emphasis of Matter on Record Keeping:

As discussed in Note 8 to the financial statements, the Company's accounting records consist primarily of bank statements and management-prepared documentation in support of certain transactions. Our audit procedures included consideration of alternative audit evidence, including management representations and supplemental documentation. Our opinion is not modified with respect to this matter.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL 33321
April 21, 2025

PRO FOOTBALL SOCCER ENTERPRISE
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024
ASSETS	
Current Assets:	
Cash & Cash Equivalents	15
Shareholder Receivable	550
Total Current Assets	565
TOTAL ASSETS	565
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	550
Additional Paid in Capital	979
SAFE	70,043
Retained Earnings (Accumulated Deficit)	(71,007)
TOTAL EQUITY	565
TOTAL LIABILITIES AND EQUITY	565

See Accompanying Notes to these Financial Statements

PRO FOOTBALL SOCCER ENTERPRISE
STATEMENT OF OPERATIONS

	Inception to **December 31, 2024**
Operating Expenses	
Advertising & Marketing	31,518
General & Administrative Expenses	14,140
Offering Expenses	5,253
Professional Fees	600
Salary & Wages	19,496
Total Operating Expenses	**71,007**
Net Income (Loss)	**(71,007)**

See Accompanying Notes to these Financial Statements


PRO FOOTBALL SOCCER ENTERPRISE

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


	Common Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount				
Inception	-	-	-	-	-	-
Issuance of Common Stock	5,500,000	550	-	-	-	550
Additional Paid in Capital	-	-	979	-	-	979
SAFE	-	-	-	70,043	-	70,043
Net income (loss)	-	-	-	-	(71,007)	(71,007)
Ending balance at 12/31/23	5,500,000	550	979	70,043	(71,007)	565


See Accompanying Notes to these Financial Statements


PRO FOOTBALL SOCCER ENTERPRISE

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(71,007)
Shareholder Receivable	(550)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(71,557)
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Common Stock	550
Additional Paid in Capital	979
SAFE	70,043
Net Cash provided by (used in) Financing Activities	71,572
Cash at the beginning of period	-
Net Cash increase (decrease) for period	15
Cash at end of period	15

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pro Football Soccer Enterprise, Inc. ("the Company") was formed in Wyoming on January 12, 2024, but is domiciled in California. The company's primary plan on generating revenue is through the transfer and sale of professional soccer players who are under contract with the clubs/teams owned by the company. Alongside player transactions, each club within the enterprise will participate in the sale of season tickets, game day tickets, and merchandise. Moreover, the company aims to explore revenue opportunities through legal online betting as part of its live streaming services. To further diversify revenue streams, the company plans to have affiliated clubs take part in hosting musical concerts and various events within the stadiums they either own or rent, managed by the lead investor—an experienced promoter and producer of major musical acts and events.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise capital to purchase and operate Professional Football/Soccer Clubs.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $15 in cash as of December 31, 2024.

Shareholder Receivable

Upon formation of the Company, 5,500,000 shares of common stock were issued to the founder in exchange for total cash consideration of $550, representing a purchase price of $.0001 (par value). The issuance was completed at nominal value to reflect the early-stage nature of the Company and the absence of a formal valuation at the time. The shares were fully vested upon issuance. As of December 31, 2024, the consideration had not yet been paid, and the amount is recorded as a shareholder receivable.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company has not generated any revenue as of December 31, 2024 but it plans to generate revenue through transfer and sale of professional soccer players who are under contract with the clubs/teams owned by the company, participating in the sale of season tickets, game day tickets, and merchandise, legal online betting as part of its live streaming services and hosting musical concerts and various events within the stadiums they either own or rent.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Wyoming.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Upon formation of the Company, 5,500,000 shares of common stock were issued to the founder in exchange for total cash consideration of $550, representing a purchase price of $.0001 (par value). The issuance was completed at nominal value to reflect the early-stage nature of the Company and the absence of a formal valuation at the time. The shares were fully vested upon issuance. As of December 31, 2024, the consideration had not yet been paid, and the amount is recorded as a shareholder receivable.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 5,500,000 shares were issued and outstanding as of December 31, 2024.

During 2024, the Company completed a Regulation Crowdfunding offering through Wefunder, raising total gross proceeds of $70,043. In exchange for investor funds, the Company issued Simple Agreements for Future Equity (SAFEs) with a valuation cap of $8,250,000 and no discount. The SAFEs will convert into equity upon the occurrence of a future equity financing or a liquidity event, such as a merger, acquisition, or initial public offering. Until conversion, the SAFEs do not provide investors with equity ownership, voting rights, or rights to dividends. The SAFEs are subject to the terms and conditions outlined in the subscription agreement and involve a high degree of risk, including the potential loss of the entire investment. The Company's Regulation Crowdfunding offering was conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and the applicable regulations thereunder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 21, 2024, the date these financial statements were available to be issued.

In January 2025, the Company received another $5,301 from via the Wefunder Safe. See Note 6 for details.

NOTE 8 - RECORD KEEPING

The Company's accounting records primarily consist of bank statements and management-prepared summaries of transactions. For certain disbursements, original supporting documentation such as receipts or invoices was not consistently retained. As a result, the Company relied on bank transaction details, management explanations, and other available evidence to reconstruct its financial records. Management believes that the information provided is complete and accurately reflects the Company's financial activity.